Ross Miller, Secretary of State

204 North Carson street, Suite 1

Carson City, Nevada 89701-4520

(775) 684-5708 website: www.nvsos.gov

CERTIFICATE OF CORRECTION

( Pursuant to NRS Chapters 78, 78A,80,81,82,84,86,87,87A,88, 88A,89 AND 92A)

1. The name of the entity for which correction is being made:

China Inc.,

2. Description of the Original document for which correction is being made:

article of Incorporation

3. Filing date of the original document for which correction is being made: 05/30/2008

4. Description of the inaccuracy or defect:

The total number of shares of common stock that the Corporation shall have authority to issue is seventy million (70,000,000) shares. the total number of shares of Preferred stock that the corporation shall have authority to issue is five million

(5,000,000) shares

5. Correction of the inaccuracy or defect:

Article 111 Captal Stock

Section1. authorized shares. The aggregate number of shares which the corporation shall have authority to issue is seventy five million (75,000,000) shares consisting of common stock with all of shares having a par value of $.0001 per share. The total number of shares of Preferred Stock that the Corporation shall have authority to issue is -0- shares.

6. SIGNATURE:

/s/ Tian Jia

AUTHORIZED SIGNATURE

Title : director/President Date: February 8, 2012

" If entity is a corporation, it must be signed by an officer if stock has been issued, OR an incorporator or director if stock has not been issued; a limited-liability company, by a manger or managing members;

a limited partnership or limited-liability limited partnership, by a general partner; a limited-liability partnership, by a managing partner; a business trust, by a trustee.

IMPORTANT: Failure to include any of the above information and submit with the proper fees may cause this filing be rejected.